INTERIM EXPENSE LIMITATION AGREEMENT

This Interim Expense Limitation Agreement (the “Agreement”) is made and entered into effective as of November 1, 2018, by and between the Centaur Total Return Fund (formerly known as the Tilson Dividend Fund) (the “Fund”), a series of shares of the Centaur Mutual Funds Trust (formerly known as the Tilson Investment Trust), a Delaware statutory trust (the “Trust”), and DCM Advisors, LLC a Delaware limited liability company (the “Advisor”).

WHEREAS, the Trust is a Delaware statutory trust organized under the Certificate of Trust (“Trust Instrument”), dated April 22, 2004 and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end investment company of the series type;

WHEREAS, the Advisor has been appointed to serve as the investment advisor of the Fund pursuant to an Interim Investment Advisory Agreement dated November 1, 2018, between the Trust, on behalf of the Fund, and the Advisor (the “Advisory Agreement”);

WHEREAS, the Fund and the Advisor have determined that it is appropriate and in the best interests of the Fund and its shareholders to limit the expenses of the Fund, and, therefore, have entered into this Agreement, in order to maintain the Fund’s expense ratio within the Operating Expense Limit, as defined below;

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.	Expense Limitation.

(a) Applicable Expense Limit. To the extent that the aggregate expenses of every character, including but not limited to investment advisory fees of the Advisor (but excluding interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles, other extraordinary expenses not incurred in the ordinary course of the Fund’s business, dividend expense on securities sold short, “acquired fund fees and expenses,” and amounts, if any, payable pursuant to a plan adopted in accordance with Rule 12b-1 under the 1940 Act) incurred by the Fund in any fiscal year (the Fund’s “Operating Expenses”), exceed the Operating Expense Limit, as defined in Section 1(b) below, such excess amount (the “Excess Amount”) shall be the liability of the Advisor.

(b) Operating Expense Limit. The maximum operating expense limit (“Operating Expense Limit”) in any year with respect to the Fund shall be 1.95% of the average daily net assets of the Fund.

(c) Method of Computation. In determining the Advisor’s liability with respect to the Excess Amount, if the Fund’s daily Operating Expenses on an annualized basis exceed the Fund’s Operating Expense Limit based on average daily net, the Advisor hereby authorizes the Fund to directly reduce the amount of the daily investment advisory fees to be paid for by the Fund by the appropriate amount necessary to reimburse the Excess Amount to the Fund. If the amount of the reduced investment advisory fee for any month is insufficient to pay the Excess Amount, the Advisor will then reimburse the Fund directly, on a monthly basis, an amount that, together with the reduced investment advisory fee, is sufficient to pay such Excess Amount.

2.	Term and Termination of Agreement.

This Agreement with respect to the Fund shall continue in effect until February 28, 2020 and from year to year thereafter provided each such continuance is specifically approved by a majority of the Trustees of the Trust who (i) are not “interested persons” of the Trust or any other party to this Agreement, as defined in the 1940 Act, and (ii) have no direct or indirect financial interest in the operation of this Agreement (“Non-Interested Trustees”). Nevertheless, this Agreement may be terminated by either party hereto, without payment of any penalty, upon delivery of written notice at least ninety (90) days prior to the end of the then-current term of the Agreement to the other party at its principal place of business; provided that, in the case of termination by the Trust, such action shall be authorized by resolution of a majority of the Non-Interested Trustees of the Trust or by a vote of a majority of the outstanding voting securities of the Trust. Any termination pursuant to this paragraph 2 shall become effective, unless otherwise specifically agreed upon, on the last day of the then-current term of the Agreement. This Agreement will terminate automatically if the Advisory Agreement is terminated. Upon the termination of this Agreement for any reason, the Adviser acknowledges and agrees that it remains liable for all fee reductions and reimbursement obligations pursuant to Section 1 hereof that accrued prior to the termination of this Agreement.

3.	Miscellaneous.

(a) Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

(b) Interpretation. Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust’s Declaration of Trust or by-laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.

(c) Definitions. Any question of interpretation of any term or provision of this Agreement, including, but not limited to, the investment advisory fee, the computations of net asset values and the allocation of expenses, having a counterpart in or otherwise derived from the terms and conditions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

(d) Counterparts. This Agreement may be executed in one or more counts part signatures (including facsimile signatures), each of which shall be deemed an original but all of which, when taken together, shall constitute one and the same original instrument

(e) Applicable law. This Agreement shall be construed in accordance with, and governed by, the substantive laws of the State of Delaware, without regard to the principles of the conflict of laws or the choice of laws.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers, thereunto duly authorized, as of the day and year fast above written.

Centaur Mutual Funds Trust,
on behalf of the Centaur Total Return Fund		DCM ADVISORS, LLC

/s/ James H. Speed		/s/ Andrew Greenstein
By:	James H. Speed	By:	Andrew Greenstein
Title:	Trustee	Title:	acting CEO and General Counsel

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